Exhibit “1”

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HANNOVER HOUSE, INC. (OTC: HHSE) – Thursday, Dec. 3, 2020

A special meeting of the Board of Directors of Hannover House, Inc. was held on Thursday, December 3, 2020 telephonically at 9:30-am CST. The purpose of this meeting was to address certain issues and disclosures concerning the company’s plan to open satellite offices in New York City and Los Angeles for the MyFlix venture – as well as the engagement of required support staff for those locations and the home office location in Arkansas. The following items describe the issues addressed, and where indicated, the actions taken by the Board.

1). MYFLIX MONTHLY GENERAL & ADMINISTRATIVE BUDGET – The Board of Directors reviewed a plan presented by Eric Parkinson for the general monthly operations of MyFlix (commencing immediately), including the plan to open satellite locations in New York City and Los Angeles to act as additional points of operation for the acquisition of new programming and the communications and outreach with program suppliers and studios. As a point of reference, office bids were reviewed from both New York City and Los Angeles, with the best value locations determined to be at 530 Seventh Ave. (New York City) and 2029 Century Park East (Los Angeles). The staffing requirements for New York and Los Angeles shall initially be limited to one (1) acquisition executive for each satellite location until such time that additional needs may be analyzed and justified based on performance results. With respect to the corporate operations in Arkansas, the Board approved the hiring of a divisional President/GM as well as a Controller, Accounting Assistant, Data Management Director, Marketing & PR Director and a general office support team member.

All staff members and executives shall be granted a $200 per month allowance to be applied against their personal health care costs (for which they are each responsible to obtain); all executives shall have the monthly costs for their cell phones covered by the Company. A general allowance of $1,500 per month is budgeted for Executive Travel (but not intended to cover film festival specific travel and attendance costs, which will be separately budgeted). A monthly allocation of $10,000 is intended for general corporate branding and advertising, which is also separate from the amounts anticipated to be reinvested for subscriber recruitment and retainment.

The overall monthly operating budget as detailed below comes to approx. $85,000, which falls between the company’s previously disclosed “low-end” and “forecasted” ranges for monthly operations.

Expenses for December are expected to be paid from existing funding sources and resources for the Company, whereas expenses for January and through 2021 are expected be funded from net revenues resulting from the Company’s S1 Registration offering.

There being no further issues addressed at this meeting, the Board adjourned at 10:10-am.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on the Minutes of the Board of Directors Meeting of Hannover House, Inc. to be signed on its behalf by the undersigned hereunto duly authorized.

HANNOVER HOUSE, INC.
(Registrant)
Date: December 3, 2020
/s/ Eric F. Parkinson
	By:	ERIC F. PARKINSON
Chairman, C.E.O. & Secretary

MyFlix General & Administrative Costs

Pro-Forma Monthly Projections and Allowances

			Monthly	Employer	Health Care	Item
Item	Category	Description	Gross	Tax Share	Allowance	Subtotal
1	Executive	Chief Executive Officer	$5,000.00	$825.00	$200.00	$6,025.00
2	Executive	Chief Operating Officer	$5,000.00	$825.00	$200.00	$6,025.00
3	Executive	President & General Manager	$10,000.00	$1,650.00	$200.00	$11,850.00
4	Executive	V.P. Acquisitions - New York	$6,500.00	$1,072.50	$200.00	$7,772.50
5	Executive	V.P. Acquisitions - Los Angeles	$6,500.00	$1,072.50	$200.00	$7,772.50
6	Executive	Controller / C.P.A.	$5,000.00	$825.00	$200.00	$6,025.00
7	Support	General Office / Reception	$3,000.00	$495.00	$200.00	$3,695.00
8	Support	Data Management Director	$3,000.00	$495.00	$200.00	$3,695.00
9	Support	Marketing & P.R. Support Mgr.	$4,000.00	$660.00	$200.00	$4,860.00
10	Support	Accounting Support	$3,500.00	$577.50	$200.00	$4,277.50

						$61,997.50

11	G&A	Arkansas Office Rent	$2,050.00			$2,050.00
12	G&A	New York Office Rent	$2,800.00	Incl. Parking		$2,800.00
13	G&A	Los Angeles Office Rent	$2,200.00	Incl. Parking		$2,200.00
14	G&A	Allow for Telephones ARK	$600.00			$600.00
15	G&A	Allow for Phones & Internet NY	$300.00			$300.00
16	G&A	Allow for Phones & Internet LA	$300.00			$300.00
17	G&A	Allow for Exec. Cell Phones	$650.00			$650.00
18	G&A	Utilities (Arkansas)	$300.00			$300.00
19	G&A	Storage (Arkansas)	$200.00			$200.00
20	G&A	Office Equipment & Supplies	$300.00			$300.00
21	G&A	Business Licenses & Fees allow	$150.00			$150.00
22	G&A	Executive Travel Allowance	$1,500.00			$1,500.00
23	Mkt / Ads	General Corporate Branding Ads	$10,000.00			$10,000.00
24	G&A	Outside Legal & Accounting	$1,500.00			$1,500.00

						$22,850.00

		TOTAL FIXED MONTHLY OPERATING BUDGET:				$84,847.50
		(Excludes 3rd Party Data Management & Reporting Costs)

Hannover House, Inc. and its Board of Directors makes no representation, warranty or guarantee that the sales revenues or net income forecasts predicted under this model will be realized; these charts are provided as a management tool for the determination of proposed “per-transaction” and “monthly subscription” fees, as well as to determine a reasonable amount for the Company to anticipate being needed in the reinvestment of marketing funds for maintenance and building of subscribers.